

Mail Stop 3720

November 8, 2007

Via U.S. Mail and Fax (973-237-9287)

Mr. Carmen Ragusa, Jr.
Vice President of Finance and Administration
MDU Communications International, Inc.
60-D Commerce Way
Totowa, NJ 07512

> **RE: MDU Communications International, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2006**
> **Filed January 2, 2007**
> **File No. 000-26053**

Dear Mr. Ragusa:

We have reviewed your supplemental response letter dated October 15, 2007 as well as your filing and have the following comments. As noted in our comment letter dated August 12, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1. We note in your response to comment 4 that you have only been measuring performance on a regional basis since fiscal 2006. We do not understand how it is reasonable for you to conclude that your operating segments exhibit similar long-term financial performance based on such limited information. In the absence of information on your segments long-term financial performance, it appears your aggregation is not justified.

    In addition to the requirement that your operating segments possess similar economic characteristics, paragraph 17 also requires that your aggregation be consistent with the objectives and basic principles of Statement No. 131. Refer to paragraph 3 of this Statement. We note, from the limited information provided, that you are experiencing subscriber growth in the Southeast and Midwest regions while the other regions have remained relatively flat. We further observe that your Mid-Atlantic region had a disproportionate impact on your gross margins in fiscal 2006 but its gross margins have declined 10% during fiscal 2007. Its average gross margin exceeded the Southeast and Midwest regions by more than 10%. Your Northeast region gross margin also declined during 2007 while the Southeast and Midwest regions seemed to move up and down from quarter to quarter. Based upon our review of this data, it appears that information on each of your operating segments would permit an investor to better understand your performance, better assess your prospects for future net cash flows, and to make more informed judgments about the Company as a whole.

In light of the factors cited above, we believe you should provide disaggregated disclosure of your operating segments in accordance with SFAS No. 131.

2.   If you continue to believe your aggregation policy is appropriate under SFAS No. 131, you should provide us sufficiently detailed, objective evidence that would reasonably support a conclusion that your policy is consistent with the objective and basic principles of the Statement and your segments have similar economic characteristics. It appears that what you have identified in your response to comment 4 as "subscriber growth" and "revenue growth" is in fact total subscribers and total revenue. Please advise us and ensure that any additional evidence provided to us in the future is appropriately captioned. Also, in order to be a basis for any conclusions, quarterly information should span a sufficiently lengthy period of time (significantly more than the first three quarters of fiscal 2007).

*   *   *   *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director